UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                      to                     .

Commission file number 1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022-7499

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of net assets available for benefits at December 31, 2003 and 2002	2

Statement of changes in net assets available for benefits for the year ended December 31, 2003	3

Notes to financial statements	4

Supplemental Schedule:

Schedule of assets (held at end of year)	Schedule I

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator

of the Colgate-Palmolive Company

Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MITCHELL & TITUS, LLP

New York, New York

June 18, 2004

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
Assets
Cash and cash equivalents	$17,306,339	$13,776,152
Investments	2,462,412,752	2,605,743,486
Receivables:
Due from brokers for securities sold	127,542	3,131,221
Accrued interest and dividends	519,548	802,630
Participant loans	19,731,511	18,330,962

Total receivables	20,378,601	22,264,813

Total assets	2,500,097,692	2,641,784,451
Liabilities
Due to brokers for securities purchased	1,303,897	3,121,627
Long-term notes payable	303,893,670	327,357,032
Long-term notes payable to Colgate-Palmolive Company	26,148,145	23,958,062
Accrued interest on long-term notes	14,619,130	15,066,358

Total liabilities	345,964,842	369,503,079

Net assets available for benefits	$2,154,132,850	$2,272,281,372

The accompanying notes are an integral part of the financial statements

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

2003
Additions:
Employer contributions	$19,771,887
Participants’ contributions	35,745,279

Total additions	55,517,166
Deductions:
Net investment loss:
Interest	4,776,830
Dividends	40,128,885
Net depreciation in the fair value of investments	(46,403,494)
Administrative expenses	(2,337,086)
Interest expense on long-term notes	(28,929,280)

Net investment loss	(32,764,145)
Distributions to participants	(140,901,543)

Total deductions	(173,665,688)
Decrease in net assets available for benefits	(118,148,522)
Net assets available for benefits—beginning of year	2,272,281,372

Net assets available for benefits—end of year	$2,154,132,850

The accompanying notes are an integral part of the financial statements

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Within the Plan, an Employee Stock Ownership Plan (“ESOP”) has been established. LaSalle Bank N.A. (the “ESOP trustee”) is the trustee of Funds D and E (the “ESOP trust”), and Citibank N.A. is the trustee of the remaining funds. The Plan offers a Savings Program, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2003, the Plan maintains the following funds:

Short-term Fixed Income Fund (Fund A)	– Guaranteed investment contracts and fixed income securities
Colgate Common Stock Fund (Fund B)	– Colgate-Palmolive Company
Colgate Preferred Stock Fund (Fund D)	– Colgate-Palmolive Company
Colgate Common Stock Fund (Fund E)	– Colgate-Palmolive Company
Vanguard Wellington Fund (Fund J)	– Common stocks and fixed income securities
Vanguard Institutional Index Fund (Fund K)	– Equity securities included in the S&P 500 Index in similar proportion
EuroPacific Growth Fund (Fund L)	– Primarily equity securities of companies in Europe and the Asia/Pacific region
American Century Investors Ultra Fund (Fund M)	– Equity securities of U.S. companies
Core Plus Fixed Income Fund (Fund N)	– Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund (Fund O)	– Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion)
Morgan Stanley Mid Cap Core Fund (Fund P)	– Primarily common stocks of companies with capitalizations in the range of companies included in the S&P MidCap 400 Index

Effective March 31, 2004 the TCW Galileo Value Opportunities Fund replaced the Morgan Stanley Mid Cap Core Fund.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,029,684 of long-term notes due through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends at the higher of $4.88 per annum, payable semi-annually, or the current dividend paid on eight shares of the Company’s common stock for the comparable six-month period.

Dividends of $7.20 per share were paid on the Preference stock during 2003. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2003 are as follows: 2004—$29,830,357; 2005—$36,996,132; 2006—$45,007,983; 2007—$53,904,805; 2008—$63,712,938 and $74,441,455 thereafter. The fair value of the long-term notes outstanding as of December 31, 2003 and 2002 was estimated at $356 million and $398 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2003 and 2002, the Company contributed $19,771,887 and $16,744,065, respectively, to the ESOP trust. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2003 and 2002, the ESOP trust had outstanding borrowings from the Company of $26,148,145 and $23,958,062, respectively, bearing an average interest rate of 6.0 percent and 6.7 percent, respectively. The fair value of the outstanding notes payable to the Company at December 31, 2003 and 2002 was estimated at $29 million and $30 million, respectively, based on current interest rates for debt with similar maturities.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2003 and 2002, 1,676,597 and 1,635,003 Preference shares (valued at $671,309,439 and $685,785,658) were allocated to employee accounts in the Plan, and the balance of 2,829,923 and 3,142,535 shares (valued at $1,133,101,169 and $1,318,104,881) remain to be allocated, respectively. Generally, released shares are allocated to employee accounts in the following manner:

(1)	In lieu of cash dividends on the Preference stock and the Company’s common stock held by the ESOP trustee which are used to repay principal and interest on the long-term notes,
(2)	Pursuant to the Company’s matching contribution under the Savings Program,
(3)	Pursuant to the Success Sharing Program,
(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,
(5)	Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions

Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 15 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 15 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Most employees who are “highly compensated” may contribute up to 10 percent of their recognized earnings. However, those employees whose 2003 recognized earnings exceeded $205,000 were further limited to 7 percent of their recognized earnings. Participants may change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a monthly basis. Plan participants are always fully vested in their contributions and related investment earnings. On August 1, 2002, the Plan was amended to allow participants age 50 and older to contribute an additional $1,000 for 2002 on a pre-tax basis. For 2003, participants age 50 and older are allowed to contribute an additional $2,000 on a pre-tax basis. For 2004, participants age 50 and older are allowed to contribute an additional $3,000 on a pre-tax basis.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service. Company matching contributions for employees participating in the Savings Program are made in the form of an allocation of Preference stock. Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the “Committee”), the withdrawal is due to financial hardship as defined in the Plan, the administrative rules of the Committee and Federal tax laws.

Forfeitures

Forfeitures become available to the Company to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2003 totaled $329,696.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E, in multiples of 5 percent. Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire. Participants may change how future contributions will be invested on a monthly basis. Reallocation among the funds of previously invested amounts may be made on a weekly basis.

Participant Loans

A participating employee may, under certain circumstances, borrow up to 50 percent of fully vested funds, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account, up to a maximum of $50,000. The interest rate on Plan loans is equal to Citibank, N.A.’s prime rate, fixed at the time of loan application. Loan withdrawals and repayments are reflected as distributions and employee contributions, respectively. Principal and interest are paid ratably via payroll deductions.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan was amended effective April 6, 2004 to allow participants to change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a weekly basis, to increase contribution limits in accordance with new IRC guidelines, to permit rollovers from certain types of plans, and to permit reallocation among the funds of previously invested amounts on a daily basis.

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Participants may on an annual basis diversify up to 25 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 and up to 50 percent beginning five years later.

Bonus Savings Account (“BSA”) Program

The BSA Program is designed to enable each eligible employee to receive all or a portion of his/her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee’s Bonus and Income Savings Account established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of Preference shares available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not had Retiree Insurance Account (“RIA”) (see below) or SSA balances for at least two years in the Plan are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Income Savings Account (“ISA”) Program

The ISA Program is designed to enable each eligible employee to receive a portion of his/her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s Bonus and Income Savings Account. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, an RIA has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee’s RIA. The number of shares allocated is determined based upon the total number of shares available for allocation and other factors such as an employee’s years of service, marital status and age. Generally, larger allocations are made to employees who are married, older, or have more years of service. To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with a participating company on a full-time basis, and on the payroll on the last day of the year. Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lump sum.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting except for distributions to participants which are presented on the cash basis of accounting (See Note 7). Purchases and sales are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Investments

Investment contracts are stated at contract value. Contract value represents contributions made under the investment contract, plus credited net earnings, less participant withdrawals and any administrative expenses not otherwise included in net contract interest rates. The Preference stock is stated at the greater of $65 par value or the market value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost, which approximates fair value. All other investments are stated at fair value as determined by Citibank, N.A. based on quoted market prices.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

3.	Federal Income Taxes

The Company has obtained a determination from the IRS in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31:

	2003	2002
Colgate-Palmolive Company common stock, 5,054,562 and 5,393,571 shares, respectively	$252,980,828	$282,785,334
Colgate-Palmolive Company Series B Convertible Preference stock, 4,506,520 and 4,777,538 shares, respectively	1,804,410,608	2,003,890,539

A portion of the investments shown above are nonparticipant-directed investments (see Note 5).

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Equity securities:
Colgate-Palmolive Company common stock	$(7,663,748)
Colgate-Palmolive Company Preference stock	(85,989,038)

Total equity securities	(93,652,786)
Investments in registered investment companies	45,027,377
U.S. Government securities and corporate notes	2,221,915

Total net depreciation in fair value of investments	(46,403,494)

5.	ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2003	2002
Assets:
Cash and cash equivalents	$17,306,339	$13,776,152
Fixed income liquid reserve fund	1,459,817	1,285,204
Colgate-Palmolive Company common stock	93,045,152	113,391,409
Colgate-Palmolive Company Series B Convertible Preference stock	1,804,410,608	2,003,890,539
Accrued interest and dividends receivable	1,877	1,624

Total assets	1,916,223,793	2,132,344,928
Liabilities:
Long-term notes payable	303,893,670	327,357,032
Long-term notes payable to Colgate-Palmolive Company	26,148,145	23,958,062
Accrued interest on long-term notes	14,619,130	15,066,358

Total liabilities	344,660,945	366,381,452

Net assets available for benefits	$1,571,562,848	$1,765,963,476

Year Ended December 31, 2003
Changes in net assets available for benefits:
Employer contributions	$19,771,887
Dividends and interest, net of fees	34,582,225
Net depreciation in the fair value of investments	(90,973,054)
Transfers to other funds	(28,672,691)
Interest expense on long-term notes	(28,929,280)
Distributions to participants	(100,179,715)

Decrease in net assets available for benefits	$(194,400,628)

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 166,387 shares valued at $8,327,647 and 177,802 shares valued at $9,322,145 as of December 31, 2003 and 2002, respectively. The Colgate-Palmolive Company Series B Convertible Preference stock allocated to participants (See Note 1) include nonparticipant-directed investments of 840,913 shares valued at $336,701,477 and 827,425 shares valued at $347,055,096 as of December 31, 2003 and 2002, respectively.

6.	Investment Contracts

The Plan has entered into benefit-responsive guaranteed investment contracts with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. For 2003 and 2002, the average yield and the average crediting interest rate on the investment contracts were 4.5 percent and 5.4 percent, respectively.

The contract values of the investment contracts were $71,294,311 and $58,686,414 at December 31, 2003 and 2002, respectively, which approximates fair value according to the terms of the contracts, as reported to the Plan. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

7.	Distributions

At December 31, 2003 and 2002, distributions payable due to withdrawals by participants of $2,439,188 and $1,715,528, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Participant loans receivable, maturities ranging from 1 to 15 years	4.00%—4.25%	$19,731,511

Total Participant Loans		$19,731,511

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust
Liquid Reserve Fund	1,486,965	$1,486,965

U.S. Government Securities and Corporate Notes:
United States Treasury Bonds and Notes:
US Treasury N/B, 3.000% due 2/15/2008	1,955,000	1,964,775
US Treasury Notes, 1.624% due 10/31/2005	1,500,000	1,497,660
US Treasury Notes, 1.625% due 3/31/2005	4,500,000	4,515,293
US Treasury Notes, 1.750% due 12/31/2004	1,250,000	1,256,641
US Treasury Notes, 1.875% due 11/30/2005	1,000,000	1,001,880
US Treasury Notes, 2.000% due 5/15/2006	920,000	920,285
US Treasury Notes, 2.125% due 8/31/2004	5,000,000	5,034,400
US Treasury Notes, 2.125% due 10/31/2004	1,115,000	1,123,754
US Treasury Notes, 2.250% due 7/31/2004	9,655,000	9,721,426
US Treasury Notes, 2.875% due 6/30/2004	5,905,000	5,960,359
US Treasury Notes, 3.000% due 11/15/2007	3,200,000	3,229,000
US Treasury Notes, 3.375% due 4/30/2004	3,435,000	3,462,909
Total U.S Treasury Notes		$39,688,383

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
United States Government Agencies:
Federal Home Loan Bks., 3.250% due 8/15/2005	675,000	691,666
Federal Home Loan Mtg. Assn., 4.250% due 6/15/2005	300,000	311,439
Federal Home Loan Mtg., 5.500% due 2/1/2007	140,285	144,419
Federal Home Loan Mtg., 5.500% due 3/1/2007	367,907	378,749
Federal National Mtg. Assn., 6.600% due 11/1/2017	1,095,074	1,149,860
Federal National Mtg. Assn., 5.500% due 9/1/2017	1,582,164	1,641,290
Fannie Mae, 7.000% due 5/1/2004	11,359	11,406
US Treasury Notes, 5.250% due 5/15/2004	2,800,000	2,843,764
Total United States Government Agencies		$7,172,593

Corporate Bonds:
Abbott Laboratories, 5.125% due 7/1/04	880,000	896,386
Alliedsignal Inc., 6.125% due 7/1/05	705,000	748,224
Allstate Corp., 7.870% due 5/01/50	450,000	485,469
American Gen Fin Med., floating due 1/09/04	700,000	700,021
Bank One Corp., 6.500% due 2/1/06	800,000	868,392
Bear Stearns Cos. Inc., 6.500% due 5/1/06	600,000	654,018
Caterpillar Financial Services, floating due 11/14/05	600,000	599,748
Dow Chemical Co., 5.250% due 5/14/04	650,000	657,027
First UN Corp., 6.625% due 6/15/04	800,000	819,272
General Electric Cap Corp., quarterly floating due 5/12/05	560,000	560,403

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
General Electric Cap Corp., 4.250% due 1/28/05	830,000	853,348
Goldman Sachs Group, 7.500% due 1/28/05	800,000	849,408
Homeside Lending Mtn, 6.750% due 8/1/04	725,000	746,482
Househould Fin Corp., 6.500% due 1/24/06	790,000	854,369
International Lease, 5.500% due 6/07/04	200,000	203,318
International Lease	375,000	378,825
JP Morgan Chase & Co., 5.625% due 8/15/06	700,000	752,430
Merrill Lynch & Co Inc., 6.550% due 8/1/04	420,000	432,512
Merrill Lynch & Co Inc., floating rate due 2/3/05	400,000	400,860
Mississippi Power Co, floating rate due 3/12/04	650,000	650,176
Morgan Stanley, 5.625% due 1/20/04	600,000	601,044
National Rural Utilities, 6.000% due 5/15/06	640,000	690,189
Phillips Pete Co., 8.500% due 5/25/05	800,000	872,096
PNC Funding Corp., 7.000% due 9/01/04	650,000	674,856
Rockwell Intl Corp., 6.625% due 6/1/05	500,000	531,830
Sara Lee Corp. MTN BE, 6.400% due 6/9/05	600,000	637,644
Total Corporate Bonds:		$17,118,345

Total U.S. Government Securities and Corporate Notes		$65,466,286

Guaranteed Investment Contracts:
Bank of America Contract, 6.050%	10,533,925	11,653,882
Caisse Des Depots, 5.300%	4,591,705	6,340,294
Ing Life Ins Contract, 4.97%	1,000,000	1,027,196

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Ing Life Ins Contract, 5.22%	9,187,673	10,040,483
John Hancock Mutual Life Insurance Co., 5.67%	1,623,928	3,038,971
Metropolitan Insurance Company, 0.045% due 6/6/05	1,000,000	1,072,872
New York Life Insurance Co. Contract, 7.120% due 3/15/04	298,658	1,004,016
Rabobank Contract, 4.85%	9,761,635	11,407,802
State Street Contract 4.96%, no par due 12/31/00	11,466,377	13,494,621
Travelers Insurance Company, 0.032% due 9/26/05	967,128	1,008,562
UBS AG Contract, 5.73%	9,493,279	11,205,613
Total Guaranteed Investment Contracts		$71,294,311

Total		$136,760,597

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND B)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	5,289,378	$5,289,378

Colgate-Palmolive Co. Common Stock (*)	3,195,518	$159,935,676

Total		$165,225,054

(*)	Represents a Party-In-Interest.

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE PREFERRED STOCK FUND (FUND D)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-03

Commingled Employee Benefit Trust Liquid Reserve Fund	320,510	$320,510	$320,510

Colgate-Palmolive Co. Series B Conv. Preference Stock (*)	4,506,520	$293,124,523	$1,804,410,608

Total		$293,445,033	$1,804,731,118

(*)	Represents a Party-In-Interest.

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND E)

December 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	1,139,307	$1,139,307	$1,139,307

Colgate-Palmolive Co. Common Stock (*)	1,859,044	$4,301,462	$93,045,152

Total		$5,440,769	$94,184,459

(*)	Represents a Party-In-Interest.

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD WELLINGTON FUND (FUND J)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	363,575	$363,575

Mutual Funds:
Vanguard Wellington Fund	2,161,505	$62,272,950

Total		$62,636,525

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD INSTITUTIONAL INDEX FUND (FUND K)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	269,947	$269,947

Mutual Funds:
Vanguard Institutional Index Fund	571,400	$58,157,121

Total		$58,427,068

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EUROPACIFIC GROWTH FUND (FUND L)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	167,127	$167,127

Mutual Funds:
American EuroPacific Growth Fund	1,063,038	$32,114,367

Total		$32,281,494

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AMERICAN CENTURY INVESTORS ULTRA FUND (FUND M)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	98,965	$98,965

Mutual Funds:
American Century Investors Ultra Fund	1,386,501	$36,950,244

Total		$37,049,209

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

CORE PLUS FIXED INCOME FUND (FUND N)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	1,574	$1,574

Mutual Funds:
Core Plus Fixed Income Fund	2,432,948	$25,521,624

Total		$25,523,198

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NEUBERGER BERMAN GENESIS FUND (FUND O)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	15,476	$15,476

Mutual Funds:
Neuberger Berman Genesis Fund	885,565	$31,313,593

Total		$31,329,069

EIN:	13-1815595
PN:	003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

MORGAN STANLEY MID CAP CORE FUND (FUND P)

DECEMBER 31, 2003

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-03
Commingled Employee Benefit Trust Liquid Reserve Fund	11,740	$11,740

Mutual Funds:
Morgan Stanley Midcap Value Fund	693,925	$14,253,221

Total		$14,264,961

Plan Total		$2,482,144,263

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Dated:	June 23, 2004	/s/ STEPHEN C. PATRICK
Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Dated:	June 23, 2004	/s/ DENNIS J. HICKEY
Dennis J. Hickey
Vice President and Corporate Controller
Colgate-Palmolive Company